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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66200

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ________ AND ENDING ________
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **RANDALL & DEWEY SECURITIES, L.L.C.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Three Allen Center, 333 Clay Street, #1000
(No. and Street)

Houston **Texas** **77002**
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Steven Smith 281-744-2184
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harper & Pearson Company
(Name – *if individual, state last, first, middle name*)

Houston **Texas** **713-622-5613**
(Address) (City) (State) (Zip Code)

RECEIVED FEB 28 2005 WASH. D.C. 185 SECTION

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/14/05

OATH OR AFFIRMATION

I, Steven E Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Randall & Dewey Securities, LLC, as of Dec 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

JUANITA T. GARCIA
MY COMMISSION EXPIRES
JANUARY 2, 2008

Steven E Smith
Signature

Steven Smith, Chief Financial Officer
Title

Juanita T. Garcia
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RANDALL & DEWEY SECURITIES, L.L.C.

FINANCIAL STATEMENTS

DECEMBER 31, 2004

CONTENTS

Harper & Pearson Company Certified Public Accountants
Professional Corporation

INDEPENDENT AUDITOR'S REPORT

To the Member
Randall & Dewey Securities, L.L.C.
Houston, Texas

We have audited the accompanying statement of financial condition of Randall & Dewey Securities, L.L.C. as of December 31, 2004 and the related statements of operations, changes in member's equity and cash flows for the period from inception (September 29, 2003) through December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2004 financial statements referred to above present fairly, in all material respects, the financial position of Randall & Dewey Securities, L.L.C. as of December 31, 2004, and the results of its operations and its cash flows for the period then ended, in conformity with generally accepted accounting principles in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The financial statements of the Company are presented on a going concern basis. As more fully described in Note E, in January 2005, the parent company of Randall & Dewey Securities, L.L.C. was sold. The purchaser initiated steps to cease the activities of the Company as a registered broker dealer and intends to liquidate the assets once approval has been received from the National Association of Securities Dealers.

Harper & Pearson Company

Houston, Texas
February 15, 2005

One Riverway, Suite 1000 • Houston, Texas 77056 • (713) 622-2310 • Fax (713) 622-5613

ASSETS

Cash	$ 359,714
Receivable from affiliate	727
TOTAL ASSETS	$ 360,441

LIABILITIES AND EQUITY

Accounts payable to affiliate	$ 12,533
Member's Equity	347,908
TOTAL LIABILITIES AND EQUITY	$ 360,441

The accompanying notes are an integral part of the financial statements.

STATEMENT OF OPERATIONS
FOR THE PERIOD FROM INCEPTION (SEPTEMBER 29, 2003) THROUGH DECEMBER 31, 2004

Advisory fees and reimbursables	$ 743,701
Management fee and administrative expense	944,433
Net loss	$ (200,732)

The accompanying notes are an integral part of the financial statements.

RANDALL & DEWEY SECURITIES, L.L.C.
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE PERIOD FROM INCEPTION (SEPTEMBER 29, 2003)
THROUGH DECEMBER 31, 2004

Balance - September 29, 2003	$ -
Contributions	548,640
Net loss	(200,732)
Balance, December 31, 2004	$ 347,908

The accompanying notes are an integral part of the financial statements.

CASH FLOWS FROM OPERATING ACTIVITIES	
Cash received from customers	$ 742,974
Cash paid for management fees and expenses	(931,900)
Net cash used by operating activities	(188,926)
CASH FLOWS FROM FINANCING ACTIVITIES	
Contributions	548,640
Net cash provided by investing activities	548,640
NET INCREASE IN CASH AND CASH EQUIVALENTS	359,714
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	-
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 359,714

RECONCILIATION OF NET LOSS TO NET CASH USED BY OPERATING ACTIVITIES	
Net loss	$ (200,732)
Increase in accounts receivable affiliate	(727)
Increase in accounts payable affiliate	12,533
Net cash used by operating activities	$ (188,926)

The accompanying notes are an integral part of the financial statements.

NOTE A BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLCIES

The Company maintains its accounts on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States. Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operations and cash flows are summarized below:

Description of Business – Randall & Dewey Securities, L.L.C. (a Texas limited liability company) ("the Company") located in Houston, Texas is a private investment banking firm and fully-disclosed Securities Broker-Dealer. Accordingly, the Company has claimed an exemption from Rule 15c3-3 under section (K)(2)(i). The Company is registered as a Broker-Dealer with the Securities and Exchange Commission, and a member of the National Association of Securities Dealers, Inc. (NASD). The Company is a wholly owned subsidiary of Randall & Dewey Partners Limited Partnership ("the Parent").

Statement Presentation – The unclassified statement of financial condition is presented in accordance with industry standards.

Revenue Recognition – Commissions are recognized when trades settle and receivables are recorded at that time. 92% of revenues in 2004 came from two customers.

Income Taxes – The Company's income, losses, and tax credits will be included in the income tax return of the Parent. Accordingly, the Company does not record a provision for Federal income taxes.

Cash and Cash Equivalents – The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents. At December 31, 2004 the Company had no cash equivalents.

Estimates - The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B OFFICE AND ADMINSTRATIVE SERVICES AGREEMENT

The Company entered into an office and administrative services agreement with the Parent, a partnership that is the sole member of the Company. Under the agreement the Parent will provide administrative and operational services, facilities, compliance assistance, and pay all overhead expenses of the Company.

The Parent will receive an incremental allocation services fee of $3,000 per month, reimbursement of direct costs incurred to provide the services pursuant to the agreement and reimbursement of certain overhead expenses. The fees may be waived by the Parent. Fees and expense allocations for the period from inception through December 31, 2004 were approximately $913,000. At December 31, 2004 the Company owed $12,533 to the Parent under this agreement.

NOTE C NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies found to exist in the computation of the ratio of aggregate indebtedness to net capital at December 31, 2004, or in the procedures followed in making the periodic computation required. At December 31, 2004 the Company had net capital of $347,182 and a net capital requirement of $50,000. The Company's ratio of aggregate indebtedness to net capital was .036 to 1. The Securities and Exchange Commission permits a ratio for the Company at this time of no greater than 15 to 1.

NOTE D CONCENTRATIONS AND CREDIT RISK

Credit Risk - The Company's bank balance, which was approximately $360,000 at December 31, 2004 is insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. It is the Company's practice to utilize high net worth financial institutions to minimize its credit risk.

The Partnership is engaged in various trading and brokerage activities in which the counter parties primarily include banks and other financial institutions. In the event a counter party does not fulfill its obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counter party. It is the Company's policy to review the credit standings of each counter party.

NOTE E SUBSEQUENT EVENT

In January, 2005 the Parent was purchased by a third party. The purchaser intends to discontinue the operations of the Company and the Company has ceased broker dealer activities. In February, 2005 the purchaser petitioned the NASD to close the Company and is awaiting approval. The purchaser withdrew $250,000 in capital in February 2005, leaving approximately $100,000 of capital in the Company. In addition, the office and administrative services agreement was suspended in January 2005.

NET CAPITAL	
Total member's equity qualified for net capital	$ 347,908
Total capital and allowable subordinated liabilities	347,908
Deductions and/or charges	
Nonallowable assets:	
Receivable from affiliate	(727)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION	347,181
Haircuts on securities	-
Net capital	$ 347,181
COMPUTATION ON BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required (12.5% of total aggregate indebtedness)	$ 1,566
Minimum dollar net capital requirement	$ 50,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 50,000
Excess net capital	$ 297,181
Ratio: Aggregate indebtedness to net capital	.036 to 1

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2004, filed with the Securities and Exchange Commission by the Partnership on Part IIA of Form X-17a-5.

See independent auditor's report.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL OF SECURITIES UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

Exemption Provisions

The Company has claimed an exemption from Rule 15c3-3 under Section (k)(2)(i), in which a "Special Account for the Exclusive Benefit of Customers" is maintained.

See independent auditor's report.

Harper & Pearson Company Certified Public Accountants

Professional Corporation

REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17 A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

February 15, 2005

Member
Randall & Dewey Securities, L.L.C.

In planning and performing our audit of the financial statements and supplemental schedules of Randall & Dewey Securities, L.L.C. (the Company) for the period from inception (September 29, 2003) through December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System. .

One Riverway, Suite 1000 • Houston, Texas 77056 • (713) 622-2310 • Fax (713) 622-5613

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harper & Pearson Company

Houston, Texas